As filed with the Securities and Exchange Commission on August 12, 2014

Securities Act File No. 333-195128

Investment Company Act File No. 811-08795

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.

Post-Effective Amendment No. 2
(Check appropriate box or boxes)

BROOKFIELD HIGH INCOME FUND INC.
(Exact name of registrant as specified in charter)

Brookfield Place
250 Vesey Street
New York, New York 10281-1023
(Address of Principal Executive Offices)

Telephone Number: (800) 497-3746 (Area Code and Telephone Number)

Brian F. Hurley

President
Brookfield High Income Fund Inc.
Brookfield Place
250 Vesey Street
New York, New York 10281-1023
(Name and Address of Agent for Service)

Copies to:

Alexis I. Rieger, Esq. Brookfield High Income Fund Inc. Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Michael R. Rosella, Esq. Paul Hastings LLP 75 E. 55th Street New York, New York 10022

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement of Brookfield High Income Fund Inc. (the “Fund”) on Form N-14 hereby incorporates Part A and Part B from the Fund’s filing of the definitive combined proxy statement/prospectus and statement of additional information pursuant to Rule 497(c) filed on May 27, 2014.  This Post-Effective Amendment No. 2 is being filed in order to (i) file, as Exhibit 11(c) to this Registration Statement, the opinion and consent of Venable LLP, special counsel for the Registrant, regarding the legality of the securities being offered pursuant to this Registration Statement, and (ii) file, as Exhibit 12 to this Registration Statement, the final tax opinions.

PART C:  OTHER INFORMATION

Item 15.                 Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate the Registrant to indemnify any present or former director or officer or any individual who, while serving as a director or officer of the Registrant and, at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

The Registrant’s Bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as a director or officer of the Registrant and, at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s charter and Bylaws also permit the Registrant to indemnify and advance expenses to any individual who served any predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant, if any.

Maryland law requires a corporation (unless its charter provides otherwise, which is not the case for the Registrant’s charter) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to pay or reimburse reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.                 Exhibits

(1)	Articles of Amendment and Restatement. (1)

(2)	Amended and Restated Bylaws of the Registrant. (1)

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization. (included as Appendix A to the Combined Proxy Statement/Prospectus included in this Registration Statement)

(5)

Instruments defining the rights of holders of securities being registered are herein incorporated by reference from the Registrant’s Articles of Amendment and Restatement and Amended and Restated Bylaws.

(6)	Investment Advisory Agreement between the Registrant (formerly known as Helios High Yield Fund Inc.) and Brookfield Investment Management Inc. dated February 28, 2014. (1)

(7)	Not applicable.

(8)	Not applicable.

(9)	Custody Agreement between the Registrant and U.S. Bank National Association dated March 1, 2014. (1)

(10)	Not applicable.

(11)	(a) Consent of Paul Hastings LLP. (2)

(b) Opinion and Consent of Venable LLP. (1)

(c) Opinion and Consent of Venable LLP. (3)

(12)	(a) Opinion of Paul Hastings LLP regarding tax matters with respect to Helios Advantage Income Fund, Inc. (3)

(12)	(b) Opinion of Paul Hastings LLP regarding tax matters with respect to Helios High Income Fund, Inc. (3)

(12)	(c) Opinion of Paul Hastings LLP regarding tax matters with respect to Helios Multi-Sector High Income Fund, Inc. (3)

(12)	(d) Opinion of Paul Hastings LLP regarding tax matters with respect to Helios Strategic Income Fund, Inc. (3)

(13)	(a) Administration Agreement between the Registrant and Brookfield Investment Management Inc. dated February 28, 2014. (1)

(b) Fund Sub-Administration Agreement between the Adviser, with respect to the Registrant, and U.S. Bancorp Fund Services, LLC dated March 1, 2014. (1)

(c) Transfer Agency Agreement between the Registrant and Computershare. (2)

(d) Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC dated March 1, 2014. (1)

(14)	Consents of Independent Registered Public Accounting Firm. (2)

(15)	Not applicable.

(16)	Powers of Attorney. (1)

(17)

(a) Annual Report to Shareholders of Helios Advantage Income Fund, Inc. for the fiscal year ended March 31, 2013, previously filed on Form N-CSR (File No. 811-21631) on June 6, 2013, is incorporated herein by reference.

(b) Annual Report to Shareholders of Helios High Income Fund, Inc. for the fiscal year ended March 31, 2013, previously filed on Form N-CSR (File No. 811-21332) on June 6, 2013, is incorporated herein by reference.

(c) Annual Report to Shareholders of Helios Multi-Sector High Income Fund, Inc. for the fiscal year ended March 31, 2013, previously filed on Form N-CSR (File No. 811-21833) on June 6, 2013, is incorporated herein by reference.

(d) Annual Report to Shareholders of Strategic Income Fund, Inc. for the fiscal year ended March 31, 2013, previously filed on Form N-CSR (File No. 811-21487) on June 6, 2013, is incorporated herein by reference.

(e) Annual Report to Shareholders of Helios High Yield Fund for the fiscal year ended June 30, 2013, previously filed on Form N-CSR (File No. 811-08795) on September 5, 2013, is incorporated herein by reference.

(f) Semi-Annual Report to Shareholders of Helios Advantage Income Fund, Inc. for the fiscal period ended September 30, 2013, previously filed on Form N-CSRS (File No. 811-21631) on December 4, 2013, is incorporated herein by reference.

(g) Semi-Annual Report to Shareholders of Helios High Income Fund, Inc. for the fiscal period ended September 30, 2013, previously filed on Form N-CSRS (File No. 811-21332) on December 4, 2013, is incorporated herein by reference.

(h) Semi-Annual Report to Shareholders of Helios Multi-Sector High Income Fund, Inc. for the fiscal period ended September 30, 2013, previously filed on Form N-CSRS (File No. 811-21833) on December 4, 2013, is incorporated herein by reference.

(i) Semi-Annual Report to Shareholders of Helios Strategic Income Fund, Inc. for the fiscal period ended September 30, 2013, previously filed on Form N-CSRS (File No. 811-21487) on December 4, 2013, is incorporated herein by reference.

(j) Semi-Annual Report to Shareholders of Helios High Yield Fund for the fiscal period ended December 31, 2013, previously filed on Form N-CSRS (File No. 811-08795) on March 7, 2014, is incorporated herein by reference.

(k) Form of Proxy for Helios Advantage Income Fund, Inc. (2)

(l) Form of Proxy for Helios High Income Fund, Inc. (2)

(m) Form of Proxy for Helios Multi-Sector High Income Fund, Inc. (2)

(n) Form of Proxy for Helios Strategic Income Fund, Inc. (2)

(o) Form of Proxy for Brookfield High Income Fund Inc. (2)

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form N-14 filed on April 8, 2014.
(2)	Incorporated by reference from the Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed on May 21, 2014.
(3)	Filed herewith.

Item 17.                 Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 12th day of August, 2014.

BROOKFIELD HIGH INCOME FUND INC.

By:	/s/ BRIAN F. HURLEY
Name:	Brian F. Hurley
Title:	President

As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/ BRIAN F. HURLEY		President (Principal Executive Officer)	August 12, 2014
Brian F. Hurley

/s/ ANGELA W. GHANTOUS		Treasurer (Principal Financial Officer)	August 12, 2014
Angela W. Ghantous

*		Director	August 12, 2014
Heather Goldman

*		Director	August 12, 2014
Edward A. Kuczmarski

*		Director	August 12, 2014
Stuart A. McFarland

*		Director	August 12, 2014
Louis P. Salvatore

/s/ JONATHAN C. TYRAS		Director	August 12, 2014
Jonathan C. Tyras
August 12, 2014
*By:	/s/ Brian F. Hurley	Attorney-in-Fact
Brian F. Hurley

Exhibits

(11)(c)	Opinion and Consent of Venable LLP.

(12)(a)	Opinion of Paul Hastings LLP regarding tax matters with respect to Helios Advantage Income Fund, Inc.

(12)(b)	Opinion of Paul Hastings LLP regarding tax matters with respect to Helios High Income Fund, Inc.

(12)(c)	Opinion of Paul Hastings LLP regarding tax matters with respect to Helios Multi-Sector High Income Fund, Inc.

(12)(d)	Opinion of Paul Hastings LLP regarding tax matters with respect to Helios Strategic Income Fund, Inc.